The Royce Fund
Royce Select Fund II

At a Special Meeting of Shareholders held on January 29, 2009, the Fund's shareholders approved the following:
Proposal	For	Against	Abstain
1. Approve a change in the Fund's fundamental investment restriction to:
(a) eliminate the Fund's fundamental investment restriction limiting its investment in the securities of foreign issuers.	167,482	0	0